UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                   BUCA, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    117769109
                                 (CUSIP Number)

                                 Thomas Avallone
               Executive Vice President & Chief Financial Officer
                      Planet Hollywood International, Inc.
                             7598 W. Sand Lake Road
                                Orlando, FL 32819
                                 (407) 903-5500

                                 with a copy to:
                              L. Kevin O'Mara, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10022
                                 (212) 504-6000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                September 9, 2008
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        BUCA Financing, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|X|
                                                              (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER (See Item 5)

                                18,655,614.533
                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY               0
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER (See Item 5)
      REPORTING
        PERSON                  18,655,614.533
         WITH        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          (See Item 5)

          18,655,614.533
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  (See Item 5)

          87.08%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        Planet Hollywood International, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|X|
                                                              (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC, OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER (See Item 5)

                                18,655,614.533
                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY               0
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER (See Item 5)
      REPORTING
        PERSON                  18,655,614.533
         WITH           --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          (See Item 5)

          18,655,614.533
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  (See Item 5)

          87.08%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

This statement on Schedule 13D is filed by Planet Hollywood International, Inc. ("Planet Hollywood"), and its indirect wholly-owned subsidiary, BUCA Financing, LLC (the "Purchaser"), and relates to the common stock, ("Common Stock"), $0.01 par value per share, of BUCA, Inc., a Minnesota corporation ("BUCA" or the "Company").

Item 1.  Security and Issuer.

      The title and class of equity securities to which this statement on
Schedule 13D relates is the Common Stock of BUCA. BUCA's principal executive offices are located at 1300 Nicollet Mall, Suite 5003, Minneapolis, Minnesota 55403. BUCA's telephone number at such address is (612) 225- 3400.

ITEM 2.  Identity and Background.

      (a) - (c) and (f) This statement on Schedule 13D is being filed by Planet Hollywood, a Delaware corporation, and Purchaser, a Florida limited liability company. Planet Hollywood and Purchaser are sometimes herein referred to collectively as the "Reporting Persons," and each as a "Reporting Person."

      The principal executive offices of Planet Hollywood and Purchaser are located at 7598 W. Sand Lake Road, Orlando, FL 32819. Planet Hollywood and Purchaser's telephone number at such address is (407) 903-5500.

      Planet Hollywood is the creator and worldwide developer of consumer brands that capitalize on the universal appeal of movies, television, sports, music, and other leisure time activities. Planet Hollywood's worldwide operations offer products and services in the restaurant, retail, leisure, and entertainment sectors including, under license, the Planet Hollywood Resort & Casino, featuring over 100,000 square feet of gaming, fine dining restaurants, an award-winning buffet, casual dining options, lounges and nightclubs.

      Purchaser was organized by Planet Hollywood solely for the purpose of acquiring BUCA and has not conducted any unrelated activities since its organization. One hundred percent of the issued and outstanding stock of Purchaser is indirectly owned by Planet Hollywood.

      Set forth on Schedule I to this statement on Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Planet Hollywood and Purchaser:

      (1) name;

      (2) business address;

      (3) principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

      (4) citizenship

      (d) - (e) During the past five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers of the Reporting Persons, (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or
(2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

      On August 5, 2008, Planet Hollywood and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") with BUCA. Pursuant to the Merger Agreement, Purchaser commenced a tender offer (the "Offer") to purchase all the outstanding Common Stock, at a price of $0.45 per share, net to seller in cash without interest thereon and less any required withholding taxes (the "Offer Price"). Following the completion of the Offer, Purchaser will be merged with and into BUCA (the "Merger"), with BUCA surviving the Merger as a wholly-owned subsidiary of Planet Hollywood.

      The Purchaser estimates that it will need approximately $10,434,000 (which includes related fees and expenses) to purchase all of the Common Stock pursuant to the Offer and to consummate the Merger. Planet Hollywood will provide the Purchaser with sufficient funds to purchase all of the Common Stock properly tendered in the Offer and to provide funding for the Merger with BUCA, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. Planet Hollywood expects to obtain the necessary funds from existing cash balances. In addition,

Planet Hollywood has entered into a commitment letter with Bay Harbour Management, L.C., a Florida limited liability company and an affiliate and major shareholder of Planet Hollywood, in order to provide funding to purchase all of the Common Stock validly tendered in the Offer and for the Merger if such cash balances are insufficient to consummate the Offer and the Merger.

      All information contained in the section entitled "Source and Amount of Funds," of the Offer to Purchase dated August 12, 2008 (together with any amendments and supplements thereto, the "Offer to Purchase"), attached as Exhibit (a)(1)(A) to the Schedule TO filed by Planet Hollywood and Purchaser with the Securities and Exchange Commission (the "Commission") is incorporated herein by reference.

ITEM 4.  Purpose of Transaction.

      (a) - (j) Pursuant to the Merger Agreement, Planet Hollywood and Purchaser commenced an Offer to purchase all of the outstanding Common Stock at a purchase price of $0.45 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, incorporated by reference from Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by Planet Hollywood and Purchaser with the Commission on August 12, 2008 (as amended, the "Schedule TO"), and the related Letter of Transmittal, incorporated by reference from Exhibit (a)(1)(B) of the Schedule TO. After consummation of the Offer, the Merger Agreement provides that Purchaser will be merged with and into BUCA, with BUCA surviving the Merger as a wholly-owned subsidiary of Planet Hollywood. In the Merger, each share of Common Stock outstanding immediately prior to the effective time of the Merger (other than shares of Common Stock held by (i) Planet Hollywood, the Purchaser, any of their respective subsidiaries or any subsidiary of BUCA, which Shares will be cancelled and shall cease to exist or
(ii) shareholders who exercise dissenter rights under Minnesota law with respect to such Shares) will be cancelled and converted into the right to receive $0.45, without interest thereon and less any required withholding taxes.

      The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Price Range of Shares; Dividends," "Certain Effects of the Offer," "Background of the Offer; Past Contacts or Negotiations with BUCA," "Purpose of the Offer; Plans for BUCA," "The Merger Agreement; Financing Agreements; Warrant" and "Dividends and Distributions" is incorporated herein by reference.

      No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein (including any information incorporated by reference) or such as would occur upon completion of any of the actions discussed above.

ITEM 5.  Interests in the Securities of the Purchaser.

      (a) and (b) As a result of purchases of Shares pursuant to the Offer, on September 19, 2008, Planet Hollywood and Purchaser beneficially own an aggregate 18,655,614.533 shares (the "Shares") of Common Stock, representing 87.08% of the outstanding shares of Common Stock (based upon 21,408,901 Shares issued and outstanding as of July 31, 2008, as represented by BUCA in the Merger Agreement). Planet Hollywood and Purchaser each have sole voting and dispositive power of all the Common Stock by virtue of the fact that Purchaser, the record holder of the Common Stock, is an indirect wholly-owned subsidiary of Planet Hollywood.

      (c) On September 9, 2008, Purchaser accepted approximately 18,006,900 Shares for purchase, representing the number of Shares properly tendered and not withdrawn as of the initial expiration date for the Offer (including Shares subject to notices of guaranteed delivery). Pursuant to the subsequent offering period that is scheduled to expire on September 23, 2008, 12:00 Midnight, New York City time, as well as Shares delivered pursuant to notices of guaranteed delivery, Purchaser purchased the following number of Shares on the following dates at the offer price of $0.45 per Share:

                        DATE:               NUMBER OF SHARES:
                  ------------------        -----------------
                  September 10, 2008            14,313.153
                  September 11, 2008           127,161.521
                  September 12, 2008           239,327.259
                  September 15, 2008           149,044.392
                  September 16, 2008            10,311.931
                  September 17, 2008            21,826.025
                  September 18, 2008            89,101.000

      (d) Except as set forth in this Schedule 13D, none of the Reporting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by the Schedule 13D.

      (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information provided in Item 4 of this Schedule 13D is incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit No.                         Description
-----------  -------------------------------------------------------------------
Exhibit 1 Agreement and Plan of Merger, dated as of August 5, 2008, by and among BUCA, Planet Hollywood and the Purchaser. (incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11, 2008).

Exhibit 2 Credit Agreement, dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories thereto and the Purchaser. (incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11, 2008).

Exhibit 3    Warrant to Purchase Common Shares of BUCA, Inc., dated as of
             August 5, 2008, issued to Purchaser. (incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11,
             2008).

Exhibit 4 Intercreditor and Subordination Agreement, dated as of August 5, 2008, by and between Wells Fargo Foothill, Inc. and Purchaser. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on August 12, 2008, as amended).

Exhibit 5    Equity Commitment Letter, dated August 5, 2008, by and between
             Bay Harbour Management, L.C. and Planet Hollywood. (incorporated herein by reference to Exhibit (b)(1) to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on August 12, 2008, as amended).

Exhibit 6 Offer to Purchase dated as of August 12, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on August 12, 2008, as amended).

Exhibit 7 Form of Letter of Transmittal dated as of August 12, 2008 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on August 12, 2008, as amended).

Exhibit 99 Joint Filing Agreement, dated September 19, 2008, by and between Planet Hollywood and the Purchaser.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      September 19, 2008


                                       PLANET HOLLYWOOD INTERNATIONAL, INC.


                                       /s/  Martha H. McIntosh
                                       -----------------------------------------
                                       Name:  Martha H. McIntosh
                                       Title: Vice President, General Counsel
                                              and Secretary


                                       BUCA Financing, LLC


                                       /s/  Thomas Avallone
                                       -----------------------------------------
                                       Name:  Thomas Avallone
                                       Title: Executive Vice President, Chief
                                              Financial Officer and Treasurer

                                   SCHEDULE I

       DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PLANET HOLLYWOOD


1.    Directors and Executive Officers of Purchaser.

      The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the managers of Purchaser are set forth below. The business address and phone number of each such managers is c/o BUCA Financing, LLC, 7598 West Sand Lake Road, Orlando, Florida, (407) 903-5500. Unless otherwise noted, all directors and executive officers listed below are citizens of the United States.

      NAME AND POSITION            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
---------------------------     ------------------------------------------------
Thomas Avallone                 Mr. Avallone has served as Manager of Purchaser
Manager                         since July 2008. He has also served as director,
                                Executive Vice President and Chief Financial
                                Officer of Planet Hollywood and several of its affiliates in Orlando, Florida since
                                1994. Mr. Avallone has been involved in the restaurant industry for over 25 years. From
                                July 1987 until 1994, Mr. Avallone served as Chief Financial Officer of Hard Rock
                                Cafe and Rank Leisure USA. Prior to serving in those positions, Mr. Avallone, a certified public accountant, was a Senior
                                Manager at Laventhol and Horwath CPAs, a public accounting firm, specializing in the entertainment and leisure industry. Mr.
                                Avallone is a member of the American
                                Institute of Certified Public Accountants and the New York State Society of Certified
                                Public Accountants.

Martha H. McIntosh              Ms. McIntosh has served as Manager of Purchaser
Manager                         since July 2008. She has also served as Vice
                                President, General Counsel and Secretary of
                                Planet Hollywood since March 2005. Ms.
                                McIntosh is a member of the executive
                                leadership team and has oversight and
                                management responsibility for all legal and regulatory strategies and services, and is responsible for all aspects of Planet
                                Hollywood's legal affairs around the world.
                                From February 2002 to August 2004, Ms.
                                McIntosh served as advertising counsel for the Home Shopping Network ("HSN"), with a business address and phone number of 1 HSN
                                Drive, St. Petersburg, Florida, (727)
                                872-1000, where she managed regulatory
                                compliance and advertising matters related to print, television and on-line advertising. Ms. McIntosh joined HSN from the law firm of Gray Robinson where she provided legal services to emerging businesses, developers and landowners, entrepreneurs, individuals, lending institutions, commercial landlords and tenants in matters of acquisition, financing, development, sales, and leasing of major commercial projects, including hotel projects and sale leaseback transactions. Ms. McIntosh is a member of the Florida Bar Association and the North
                                Carolina Bar Association.

2.    Directors and Executive Officers of Planet Hollywood.

      The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Planet Hollywood are set forth below. The business address and phone number of each such director and executive officer is c/o Planet Hollywood International, Inc., 7598 West Sand Lake Road, Orlando, Florida, (407) 903-5500. Unless otherwise noted, all directors and executive officers listed below are citizens of the United States.

                                             PRESENT PRINCIPAL OCCUPATION
        NAME AND POSITION               OR EMPLOYMENT AND EMPLOYMENT HISTORY
--------------------------------    --------------------------------------------
Robert Earl                         Robert Earl is the founder, Chairman,
Chairman,                           President and Chief Executive Officer of
President and Chief Executive       Planet Hollywood and the co-chairman of the
Officer                             Planet Hollywood Resort & Casino in Las
                                    Vegas, Nevada. In 1977, Mr. Earl founded
                                    President Entertainment, a company
                                    specializing in theme restaurants, which was sold in 1998. Mr. Earl became Chief
                                    Executive Officer of Hard Rock Cafe in 1998.
                                    During this same time period Mr. Earl was also a Director of Pelican Group PLC.

                                    In 2003, Mr. Earl became joint venture
                                    partners with London Clubs with its purchase of a casino in London called 50 St. James, now operating under the name Fifty. Additionally in 2003, Earl announced a partnership with Lord Sandwich, the 11th Earl of Sandwich, to launch Earl of Sandwich shops in the United States.

                                    In August 2003, Mr. Earl, along with joint venture partners, Bay Harbour Management LC and Starwood Hotels and Resorts Worldwide, purchased the Aladdin Resort and Casino which was renovated and reopened as Planet Hollywood Resort and Casino.

                                    Mr. Earl became a major shareholder in the Everton soccer club in October 2006.

                                    Mr. Earl is a citizen of the United Kingdom.

Doug Teitelbaum                     Mr. Teitelbaum became a director of Planet
Director                            Hollywood effective May 9, 2000. Since 1996,
                                    Mr. Teitelbaum has been co-owner and
                                    managing partner of Bay Harbour Management, L.C., an SEC registered Investment Advisor.
                                    In August 2004, Mr. Teitelbaum, along with joint venture partners Robert Earl and Starwood Hotels and Resorts Worldwide, purchased the Aladdin Resort and Casino which was renovated and reopened as Planet
                                    Hollywood Resort and Casino.

                                    From 1994 through 1996, Mr. Teitelbaum was a managing director in the High Yield and Distressed Securities Group at Bear, Stearns, Inc. Prior to that time, Mr. Teitelbaum was a partner at Dabney/Resnick, Inc., an investment banking firm.

                                             PRESENT PRINCIPAL OCCUPATION
        NAME AND POSITION               OR EMPLOYMENT AND EMPLOYMENT HISTORY
--------------------------------    --------------------------------------------

Ed Rogers                           Mr. Rogers became a director of Planet
Director                            Hollywood effective May 9, 2000. Mr. Rogers
                                    is Group Chairman of BGR Holding, formerly
                                    Barbour Griffith & Rogers, LLC (BGR). Mr.
                                    Rogers founded the firm with current
                                    Mississippi Governor Haley Barbour in 1991.
                                    Immediately prior to founding the firm, Mr.
                                    Rogers served as the Deputy Assistant to the President of the United States and Executive
                                    Assistant to the White House Chief of Staff.
                                    He also served as Senior Deputy to
                                    Bush-Quayle Campaign Manager Lee Atwater, from February of 1987, through the general election in 1988. From 1985 through February of 1987, Mr. Rogers worked in the Reagan
                                    White House in the Office of Political
                                    Affairs. (In that office, he served as Haley
                                    Barbour's deputy as the Special Assistant to the President and Deputy Director of the Office of Political Affairs.) Mr. Rogers is a member of the Alabama Bar Association and the Washington D.C. Bar Association.

Steve Grapstein                     Mr. Grapstein became a director of Planet
Director                            Hollywood effective May 9, 2000. Mr.
                                    Grapstein has been Chief Executive Officer of Como Holdings USA, Inc. (formerly known as Kuo Investment Company and subsidiaries), an international investment group, since
                                    January 1997. From September 1985 to January
                                    1997, Mr. Grapstein was a Vice President of
                                    Como Holdings USA, Inc. Mr. Grapstein also holds the position of Chairman of Presidio
                                    International dba A/X Armani Exchange, a fashion retail company, since 1999. He is also a Director of Tesoro Corporation, a NYSE listed company which refines and markets petroleum products and Mulberry
                                    Group Plc., a publicly listed British
                                    designer and manufacturer of fashion and interior design products, and several privately held hotel and real estate entities.

Thomas Avallone                     Mr. Avallone has served as director,
Director, Executive Vice            Executive Vice President and Chief Financial
President and Chief                 Officer of Planet Hollywood and several of
Financial Officer                   its affiliates in Orlando, Florida since
                                    1994. Mr. Avallone has been involved in the restaurant industry for over 25 years. From
                                    July 1987 until 1994, Mr. Avallone served as
                                    Chief Financial Officer of Hard Rock Cafe and Rank Leisure USA. Prior to serving in those positions, Mr. Avallone, a certified public accountant, was a Senior Manager at Laventhol and Horwath CPAs, a public accounting firm, specializing in the entertainment and leisure industry. Mr.
                                    Avallone is a member of the American
                                    Institute of Certified Public Accountants and the New York State Society of Certified
                                    Public Accountants.

                                             PRESENT PRINCIPAL OCCUPATION
        NAME AND POSITION               OR EMPLOYMENT AND EMPLOYMENT HISTORY
--------------------------------    --------------------------------------------

Martha H. McIntosh                  Ms. McIntosh was named Vice President,
Vice President, General             General Counsel and Secretary of Planet
Counsel and Secretary               Hollywood in March 2005. Ms. McIntosh is a
                                    member of the executive leadership team and has oversight and management responsibility for all legal and regulatory strategies and services, and is responsible for all aspects of Planet Hollywood's legal affairs around the world. From February 2002 to August
                                    2004, Ms. McIntosh served as advertising counsel for the Home Shopping Network
                                    ("HSN"), with a business address and phone number of 1 HSN Drive, St. Petersburg,
                                    Florida, (727) 872-1000, where she managed regulatory compliance and advertising matters related to print, television and on-line advertising. Ms. McIntosh joined HSN from the law firm of Gray Robinson where she provided legal services to emerging businesses, developers and landowners, entrepreneurs, individuals, lending institutions, commercial landlords and tenants in matters of acquisition, financing, development, sales, and leasing of major commercial projects, including hotel projects and sale leaseback transactions. Ms. McIntosh is a member of the Florida Bar Association and the North
                                    Carolina Bar Association.